UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of November, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated November 4, 2008	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Modest Increase in Water Inflow to McArthur River Mine
Saskatoon, Saskatchewan, Canada, November 4, 2008.
Cameco Corporation reported today a modest increase in water inflow to a development area of the McArthur River uranium mine. Production areas were not impacted.
“The inflow is only about 10% of our total capacity to pump water out of the mine,” said Tim Gitzel, Cameco’s chief operating officer. “We have prepared for just such events and it is being well managed. To prevent rumours, we decided to advise our stakeholders.”
There were no injuries and the mine is safe. The environment was not impacted.
Qualified Person
The disclosure of scientific and technical information regarding McArthur River in this news release was prepared by or under the supervision of David Bronkhorst, general manager, McArthur River operation, a qualified person for the purpose of National Instrument 43-101.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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